Exhibit 99.1

Blue Hat Partners with Leading Chinese Multi-Channel Network to Build Live Streaming E-commerce Initiative

XIAMEN, China, June 25, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology ("Blue Hat" or the "Company") (NASDAQ: BHAT), a producer, developer and operator of augmented reality ("AR") interactive entertainment games, toys and educational materials in China, today announced that it has partnered with Xiamen Xing Meng Wei Lai Culture Media Co. LTD (“Xing Meng Wei Lai”) , a leading Chinese multi-channel network (“MCN”) and internet content development agency, to build Direct-to-Consumer (“DTC”) social content marketing channels via short videos and live streaming. Through the partnership, Blue Hat expects to gradually release its product line on various popular short video and live streaming platforms, including Douyin (TikTok).

In recent years, content-driven e-commerce has been surging in China. Taobao Live, Alibaba Group’s dedicated livestreaming channel, thrived in 2019 with livestreaming-led transactions growing over 150% for three consecutive years. Live streaming has become one of the fastest growing forms of e-commerce in China with over 500 million Chinese users. A study by iiMedia Research shows that the market size of Chinese live streaming e-commerce reached RMB 433.8 billion ($61.5 billion) in 2019, and is projected to double to RMB867,6 billion ($123 billion) in 2020. In the past, the majority of toy product sales came from the offline market. The COVID-19 pandemic has led to an increase in the amount of time parents and children interact at home on a daily basis. Accordingly, Blue Hat has been taking initiatives to shift its marketing focus to produce more social media and live stream content.

Based on Blue Hat’s product line, application scenarios and interactive features, Xing Meng Wei Lai intends to provide services from conception to execution, including customized planning for live streaming events, design and launch of online stores, and additional content-driven e-commerce promotions.

"Establishing a short video live streaming DTC sales model is a milestone for Blue Hat because it not only serves to increase our brand awareness, but also to broaden our market reach," commented Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. "We believe that combining the power of short video live streaming with the reach of standard e-commerce platforms will be an important driver of Blue Hat’s online sales looking forward. With our comprehensive online and offline sales network, we believe we are building future revenue growth for our products."

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company's interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://ir.bluehatgroup.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net

Phil Lisio

The Foote Group

Phone: +86 135-0116-6560

Email: phil@thefootegroup.com